Neutral Ground LLC (the "Company") a Tennessee Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Unaudited

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
Cash		0.00
LLC SHARE ACCT SFX#00 (Cash)	19,829.15	-22.55
Small Bus CKG SFX#10(4106)	8,065.21	482.78
Venmo		0.00
Total Bank Accounts	**$27,894.36**	**$460.23**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Amount due from Proof		0.00
Uncategorized Asset		0.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$27,894.36**	**$460.23**
Fixed Assets		
Accumulated Depreciation-Computer Related	-3,556.65	-3,284.63
Accumulated Depreciation-Kitchen Equipment	-1,000.00	-1,000.00
Fixed Assets		
Computer & Related	3,556.65	3,284.63
Kitchen Equipment	1,000.00	1,000.00
Total Fixed Assets	**4,556.65**	**4,284.63**
Total Fixed Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$27,894.36**	**$460.23**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Business Credit Card	2,870.02	19,089.04
Total Credit Cards	**$2,870.02**	**$19,089.04**
Other Current Liabilities		
Direct Deposit Payable	0.00	0.00
Out Of Scope Agency Payable		0.00
Payroll Liabilities		570.12
Federal Taxes (941/944)	2,368.61	0.00
Federal Unemployment (940)	159.11	208.45
TN Quarterly Taxes	182.51	604.83

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
Total Payroll Liabilities	2,710.23	1,383.40
Sales Tax Payable		-15.00
Tennessee Department of Revenue Payable	1,717.29	3,235.66
Undistributed Tips		0.00
Total Other Current Liabilities	$4,427.52	$4,604.06
Total Current Liabilities	$7,297.54	$23,693.10
Long-Term Liabilities		
Commercial Loc (SFX#01)	5,000.00	24,426.03
Kiva Loan	7,000.00	4,500.00
N/P Kenyatta Ashford		12,882.70
SE TN Dev-Loan	14,500.00	13,000.00
Total Long-Term Liabilities	$26,500.00	$54,808.73
Total Liabilities	$33,797.54	$78,501.83
Equity		
Owner's Investment	28,777.99	39,685.01
Owners Draw	-26,996.28	-88,871.66
Retained Earnings	-3,481.71	-7,684.89
Net Income	-4,203.18	-21,170.06
Total Equity	$ -5,903.18	$ -78,041.60
TOTAL LIABILITIES AND EQUITY	$27,894.36	$460.23

Neutral Ground Chattanooga

Profit and Loss

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Income			
Sales	231,538.74	205,152.60	$436,691.34
Discounts given	-426.25	-228.09	$ -654.34
Total Sales	**231,112.49**	**204,924.51**	**$436,037.00**
Sales of Product Income		1,940.83	$1,940.83
Total Income	**$231,112.49**	**$206,865.34**	**$437,977.83**
Cost of Goods Sold			
Contract Labor	10,344.54	14,339.24	$24,683.78
Cost of Goods Sold	11,773.60	23,954.20	$35,727.80
Bread Producs	920.34	154.56	$1,074.90
Food	77,348.24	68,073.46	$145,421.70
Total Cost of Goods Sold	**90,042.18**	**92,182.22**	**$182,224.40**
Restaurant Supplies	4,414.19	1,432.93	$5,847.12
Shipping	26.75	9.45	$36.20
Total Cost of Goods Sold	**$104,827.66**	**$107,963.84**	**$212,791.50**
GROSS PROFIT	**$126,284.83**	**$98,901.50**	**$225,186.33**
Expenses			
Advertising & Marketing	1,229.58	4,942.63	$6,172.21
Ask My Accountant	0.00		$0.00
Bank Charges & Fees	437.51	528.19	$965.70
QuickBooks Payments Fees	287.38	1,615.53	$1,902.91
Total Bank Charges & Fees	**724.89**	**2,143.72**	**$2,868.61**
Car & Truck			$0.00
Fuel	149.26	0.00	$149.26
Insurance		0.00	$0.00
Mileage Reimbursement		13,926.00	$13,926.00
Misc Auto		0.00	$0.00
Parking/Tolls/Fines		10.00	$10.00
Total Car & Truck	**149.26**	**13,936.00**	**$14,085.26**
Continuing Education & Training	934.50		$934.50
Contractors		350.00	$350.00
Depreciation Expense	4,556.65		$4,556.65
Dues & Subscriptions	813.32	715.79	$1,529.11
Equipment Rental	340.71	409.18	$749.89
Insurance	2,083.45	2,411.08	$4,494.53
Interest Paid	76.15	3,143.75	$3,219.90
Kitchen Supplies		1,105.06	$1,105.06
Legal & Professional Services		114.19	$114.19
Accountant	2,100.00	3,450.00	$5,550.00
Attorney	3,625.00		$3,625.00
Total Legal & Professional Services	**5,725.00**	**3,564.19**	**$9,289.19**

Neutral Ground Chattanooga

Profit and Loss

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Office Supplies & Software	3,486.80	1,414.33	$4,901.13
Other Business Expenses	5,777.47		$5,777.47
Over/Short		0.20	$0.20
Payroll Expenses			$0.00
Employee Wages	77,626.69	7,964.60	$85,591.29
Payroll Taxes	6,717.90	3,188.46	$9,906.36
Taxes		6,461.86	$6,461.86
Wages		50,399.75	$50,399.75
Total Payroll Expenses	**84,344.59**	**68,014.67**	**$152,359.26**
Rent & Lease	13,077.56	11,600.73	$24,678.29
Repairs & Maintenance	471.18	2,166.30	$2,637.48
Taxes & Licenses	1,216.00	934.66	$2,150.66
Travel		132.31	$132.31
Lodging	178.22		$178.22
Meals & Entertainment	842.25	1,164.69	$2,006.94
Transportation		144.00	$144.00
Total Travel	**1,020.47**	**1,441.00**	**$2,461.47**
Uniforms	1,145.98	-163.88	$982.10
Utilities			$0.00
Telephone	2,555.50	1,945.18	$4,500.68
Total Utilities	**2,555.50**	**1,945.18**	**$4,500.68**
Total Expenses	**$129,729.06**	**$120,074.59**	**$249,803.65**
NET OPERATING INCOME	**$ -3,444.23**	**$ -21,173.09**	**$ -24,617.32**
Other Income			
Interest Income	0.00	3.03	$3.03
Total Other Income	**$0.00**	**$3.03**	**$3.03**
Other Expenses			
Ask Kenyatta	758.95		$758.95
Total Other Expenses	**$758.95**	**$0.00**	**$758.95**
NET OTHER INCOME	**$ -758.95**	**$3.03**	**$ -755.92**
NET INCOME	**$ -4,203.18**	**$ -21,170.06**	**$ -25,373.24**

Neutral Ground Chattanooga

Statement of Cash Flows
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
OPERATING ACTIVITIES			
Net Income	-4,203.18	-21,170.06	$ -25,373.24
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	595.00	0.00	$595.00
Amount due from Proof		0.00	$0.00
Uncategorized Asset		0.00	$0.00
Accumulated Depreciation-Computer Related	3,556.65	-272.02	$3,284.63
Accumulated Depreciation-Kitchen Equipment	1,000.00		$1,000.00
Business Credit Card	2,870.02	16,219.02	$19,089.04
Direct Deposit Payable	0.00	0.00	$0.00
Out Of Scope Agency Payable		0.00	$0.00
Payroll Liabilities		570.12	$570.12
Payroll Liabilities:Federal Taxes (941/944)	-47.87	-2,368.61	$ -2,416.48
Payroll Liabilities:Federal Unemployment (940)	119.73	49.34	$169.07
Payroll Liabilities:TN Quarterly Taxes	5.32	422.32	$427.64
Sales Tax Payable		-15.00	$ -15.00
Tennessee Department of Revenue Payable	1,717.29	1,518.37	$3,235.66
Undistributed Tips		0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,816.14**	**16,123.54**	**$25,939.68**
Net cash provided by operating activities	**$5,612.96**	**$ -5,046.52**	**$566.44**
INVESTING ACTIVITIES			
Fixed Assets:Computer & Related	-3,556.65	272.02	$ -3,284.63
Fixed Assets:Kitchen Equipment	-1,000.00		$ -1,000.00
Net cash provided by investing activities	**$ -4,556.65**	**$272.02**	**$ -4,284.63**
FINANCING ACTIVITIES			
Commercial Loc (SFX#01)	5,000.00	19,426.03	$24,426.03
Kiva Loan	-2,000.00	-2,500.00	$ -4,500.00
N/P Kenyatta Ashford		12,882.70	$12,882.70
SE TN Dev-Loan	14,500.00	-1,500.00	$13,000.00
Owner's Investment	3,602.99	10,907.02	$14,510.01
Owners Draw	-26,159.62	-61,875.38	$ -88,035.00
Net cash provided by financing activities	**$ -5,056.63**	**$ -22,659.63**	**$ -27,716.26**
NET CASH INCREASE FOR PERIOD	**$ -4,000.32**	**$ -27,434.13**	**$ -31,434.45**

Neutral Ground LLC
Statement of Changes in Equity

	Year Ended 2021	Year Ended 2022
Beginning Equity Balance	$(3,482)	$(5,903)
Net Income	$(4,203)	$(21,170)
Owner's Investment	$28,778	$39,685
Owner's Draw	$(26,996)	$(88,872)
Retained Earnings	$(3,482)	$(7,685)
Ending Equity Balance	$(5,903)	$(78,042)

Neutral Ground LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Neutral Ground LLC (the "Company") is a company organized in April 2020 under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.